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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-2(b)

(Amendment No. 3)*

PDF Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

693282-10-5

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

13G
CUSIP No. 693282-10-5

1.	Name of Reporting Person: Cadence Design Systems, Inc.		I.R.S. Identification Nos. of above persons (entities only): 77-0148231

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 730,443

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 730,443

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 730,443

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.9% *

12.	Type of Reporting Person: CO

*Based on 25,371,815 shares of the Issuer’s common stock outstanding as of November 1, 2004.

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer:

PDF Solutions, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

333 West San Carlos Street Suite 700 San Jose, CA 95110

Item 2.

(a)	Name of Person Filing:

Cadence Design Systems, Inc.

(b)	Address of Principal Business Office:

2655 Seely Road, Building 5 San Jose, CA 95134

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

693282-10-5

Item 3.	Statements Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c).

Not Applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

730,443

(b)	Percent of Class:

2.9%

(c)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 730,443

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 730,443

(iv) Shared power to dispose or to direct the disposition of: 0

Page 3 of 5 pages

Note: Cadence Design Systems, Inc. and PDF Solutions, Inc. have one director in common, Mr. Donald L. Lucas. Mr. Lucas does not have voting or dispositive power with respect to the shares of PDF Solutions, Inc. owned by Cadence Design Systems, Inc.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2005
Date

/s/ Charles H. Eldredge
Signature

Charles H. Eldredge - Finance Group Director
Name/Title

Page 5 of 5 pages